Deal Highlights





Richard Estes
(b. 1932)

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Initial Offering	$383,000
Painting	View of Telegraph Hill from Broadway...
Dimensions	20 x 40
Progress	28%

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Artist Overview

New Artist: Our First Photorealist

Estes is widely regarded as the foremost practitioner of Photorealism, a movement he helped establish in the late 1960s. He's best known for his meticulously rendered paintings of city scenes.



Major Museum Adoption

His work is held in the permanent collections of major institutions worldwide, including the MoMA, the Met, the Whitney, the Guggenheim, the National Gallery of Art., the MFA Boston, and many more.



$1M+ Auction Record

Estes' market has recently begun to reflect his decades of institutional acclaim. In 2023, he set an auction record of $1.2mm, a significant repricing event in his auction market.


Gifts of Nature Sale Price (2023)
$1,284,000

Offering Details

Attractive Similar Sales

The last three similar Estes paintings that sold at auction all outperformed their auction house estimates to sell for $825k, $819k, and $596k—compelling price points when compared to our $383k offering.


Available for $383k
Sold for $825,500
Sold for $819,000

Our First Photorealistic Painting

This is the first photorealistic painting Masterworks has ever offered. Bought at auction, we believe we acquired this work at a compelling entry point.


THE REAL STREET
OUR OFFERING